FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 25, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Form 51-102F3

Material Change Report

Item 1.     Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:     Date of Material Change

The material change occurred on or about June 18, 2004.

Item 3:     News Release

News Release #04-10 dated June 18, 2004 was released in Vancouver, B.C., and disseminated by Stockwatch and Market News, filed with SEDAR, and posted on NDT’s website at www.northair.com/ndt/.

Item 4.     Summary of Material Change

NDT reported that subject to regulatory approval, it has granted incentive stock options to directors, officers and employees to purchase 850,000 common shares.

NDT also reported that the Pasco Canyon property has been returned to the vendor.

Item 5.    Full Description of Material Change

NDT reported that subject to regulatory approval, it has granted incentive stock options to directors, officers and employees to purchase 850,000 common shares at a price of $0.175 per share.  The options are exercisable on or before June 17, 2009.

NDT also reported that after a technical review of results from the recent drill program at Pasco Canyon, Nevada, the Company has returned the property to the vendor.

Item 6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.     Omitted Information

Not applicable.

Item 8.     Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.     Date of Report

Dated at Vancouver, British Columbia, this 25th day of June 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: June 25, 2004